STOCK EXCHANGE AGREEMENT

THIS STOCK EXCHANGE AGREEMENT (the "Agreement") is made as of this 7 day of August, 2008, by and between Forterus, Inc, a Nevada corporation ("FTER"), and the persons whose signatures appear as "Shareholders" on the signature pages of this Agreement (collectively, the "Shareholders" and each may be referred to hereinafter as a "Shareholder").

RECITALS:

WHEREAS, each of the Shareholders is the record and beneficial owner of the number of shares of Common Stock of ABTTC, Inc. (ABTTC) set forth opposite their name on EXHIBIT A attached hereto, and collectively all of such 100,000 shares held by all Shareholders of ABTTC represent and constitute all of the issued and outstanding shares of capital stock of ABTTC (the "ABTTC Shares");

WHEREAS, in consideration of the exchange of shares described in this Agreement, FTER desires to issue to each Shareholder ten (10) shares of Forterus' Series B Preferred Stock for each share of ABTTC Shares held by such Shareholder, 79.375 shares of Forterus' Series B Preferred Stock for each share of ABTTC Shares held by such Shareholder, and in exchange the Shareholders desire to transfer the ABTTC Shares to FTER;

WHEREAS, the Shareholders have been issued $1,750,000 in FTER common stock.

NOW, THEREFORE, in consideration of the mutual promises and covenants herein contained, the undertakings described in the above Recitals and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

1. PURCHASE PRICE, EXCHANGE OF STOCK.

(a) The purchase price shall be 2.85x the Annual Gross Revenue of ABTTC, Inc. Annual Gross Revenue shall be defined as total revenue for the preceding 12 months. The purchase price shall be calculated from the Gross Revenue from August 2007 through July 2008. The unaudited financials have been attached as Exhibit C. The price shall be based on the audited financials. The estimated revenue of $4,500,000 shall be used for the purpose of issuance of shares at the close of the transaction, and, if necessary, shall be adjusted upon completion of the audit of the ABTTC, Inc financials.

(b) The purchase price shall be paid as follows: $1,750,000 paid in Common Stock of FTER, $1,000,000 paid in Series B Preferred Stock and the remaining amount paid in Series C Preferred Stock. At the close of the transaction, the ABTTC Shareholders shall receive 10,075,000 shares of Series C Preferred Stock representing $10,075,000 of the estimated purchase price. Upon the filing of the ABTTC's audited financials with the Securities and Exchange Commission, the number of Series C Preferred Stock shall be adjusted to the final purchase price. The rights of the preferred stock are explained below.

(c) FTER Shares. Subject to the terms and conditions set forth in this Agreement, FTER hereby issues, transfers, assigns and delivers to each of the Shareholders, and each of the Shareholders hereby accepts the FTER Shares issued under this Agreement, free and clear of all liens, pledges, encumbrances, security interests, claims and equities of every kind.

(d) ABTTC Shares. Subject to the terms and conditions set forth in this Agreement, each of the Shareholders hereby exchanges, transfers, assigns and delivers to FTER, and FTER hereby accepts, all of the ABTTC Shares held by each respective Shareholder, free and clear of all liens, pledges, encumbrances, security interests, claims and equities of every kind.

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2. FTER REPRESENTATIONS AND WARRANTIES. FTER represents and warrants to the Shareholders that the following statements are true and correct upon execution of this Agreement and at all times through the Closing (defined in Section 4, below):

(a) Due Organization and Qualification. FTER is a corporation duly organized, validly existing and in good standing under the laws of the State of Nevada and is qualified in every jurisdiction where the nature of the business requires it to be so qualified and where failure to so qualify would materially and adversely affect its business or assets. FTER has all corporate power and authority necessary to execute, perform and carry out this Agreement and all of the transactions contemplated hereunder and all of the other documents contemplated hereunder to be executed by FTER. This Agreement has been duly authorized, executed and delivered by FTER and is a valid and binding obligation of FTER enforceable against FTER in accordance with its terms subject to bankruptcy proceedings and the imposition of legal and equitable remedies.

(b) Agreement Will Not Breach Any Contract. The execution and delivery of this Agreement and the performance of the obligations imposed hereunder will not conflict with, or result in a breach by FTER of any of the terms or provisions of, or constitute a default under its Certificate of Incorporation, By-Laws or any indenture, mortgage, deed of trust, or any other material agreement or instrument to which FTER is a party, or by which FTER or any of FTER' properties are bound, or result in a violation of any order, decree or judgment of any court or governmental agency having jurisdiction over FTER or FTER' properties, will not conflict with, constitute a default under, or result in a breach of, any contract, agreement, or other instrument to which FTER is a party or is otherwise bound and no consent or authorization by any party is required in connection with the execution and delivery of this Agreement and any related agreements or the performance by FTER of any of its obligations hereunder.

(c) Shares Validly Issued. The FTER Shares when issued to each Shareholder, will be duly authorized, validly issued, fully-paid and non-assessable.

(d) Reliance. FTER acknowledges that this Agreement is executed without reliance on any statement or representation of the Shareholders, or any person(s) acting on their behalf, except as stated in this Agreement.

3. SHAREHOLDERS REPRESENTATIONS AND WARRANTIES. Each Shareholder represents and warrants to FTER that the following statements are true and correct upon execution of this Agreement and at all times through Closing:

(a) Title to Shares. Each Shareholder is the record and beneficial owner of their respective ABTTC Shares, free and clear of any liens, encumbrances security agreements, equities, options, voting agreements, claims, charges and restrictions, including any third party legal or beneficial interest of any kind. Each Shareholder has no judgment outstanding against him with respect to his respective ABTTC Shares.

(b) No Other Contracts for Sale of ABTTC Shares. There are no existing contracts, options or agreements for the sale of the ABTTC Shares or any portion thereof to anyone other than FTER.

(c) Agreement Will Not Breach Any Contract. Each Shareholder represents and warrants to FTER that the execution and delivery of this Agreement and the performance of the obligations imposed hereunder will not conflict with, or result in a breach by such Shareholder of any of the terms or provisions of, or constitute a default under any indenture, mortgage, deed of trust, or any other material agreement or instrument to which such Shareholder is a party, or by which such Shareholder or any of such Shareholder's properties are bound, or result in a violation of any order, decree or judgment of any court or governmental agency having jurisdiction over such Shareholder or such Shareholder's properties, will not conflict with, constitute a default under, or result in a breach of, any contract, agreement, or other instrument to which such Shareholder is a party or is otherwise bound and no consent or authorization by any party is required in connection with the execution and delivery of this Agreement and any related agreements or the performance by such Shareholder of any of its obligations hereunder, except for the Option Agreements and Restriction Agreements.

(d) Legal Counsel. Each Shareholder represents and warrants to FTER that:

(i) Such Shareholder has read and understands this Agreement.

(ii) Such Shareholder has been given adequate time to consider the consequences of this Agreement.

(iii) Such Shareholder has had full disclosure of the business operations of ABTTC and FTER.

(iv) Such Shareholder has been encouraged and had the opportunity to consult with legal counsel of their own choosing regarding this Agreement and the transactions contemplated herein.

(e) Reliance. Each Shareholder acknowledges that this Agreement is executed without reliance on any statement or representation of FTER, or any person(s) acting on its behalf, except as stated in this Agreement.

4. CLOSING. The closing of the exchange of shares shall take place at ABTTC' offices, at 4:30 p.m. on August 8th, 2008, or at such other date, time and location as the parties hereto may mutually agree (the "Closing").

5. CLOSING DELIVERIES. The parties hereto shall not be obligated hereunder in any manner until the deliveries and conditions described in this Section 5 have been satisfied:

(a) FTER Deliveries. FTER shall deliver to the Shareholders the following documents:

(i)   At the Closing, a copy of the resolutions of the Board of Directors of FTER approving this Agreement and authorizing its execution, delivery and performance, certified by the Secretary of FTER.

(ii)   After a Shareholder delivers its stock certificates under paragraph (b), below, and within a reasonable time after the Closing, FTER shall issue and deliver new certificates representing the FTER Shares, to such Shareholder, or shall cause its transfer agent to do same.

(b)   Shareholders Deliveries. At the Closing, each Shareholder shall deliver to FTER stock certificates which represent all of the ABTTC Shares held by them, duly endorsed, free and clear of any and all liens, encumbrances, security agreements, equities, options, voting agreements, claims, charges and restrictions, including any third-party legal or beneficial interest of any kind (except for those under the Option Agreements and Restriction Agreements), together with duly executed stock powers and/or any other instruments or documents necessary to effectuate the transfer of   the shares described in this Section 5(b).

6. CONDITIONS PRECEDENT TO THE SHAREHOLDERS' OBLIGATION TO CLOSE. The obligations of the Shareholders under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions precedent:

(a) Representations and Warranties True at Time of Exchange. As to the Shareholders' obligation to exchange shares as contemplated by this Agreement, FTER' representations and warranties contained in this Agreement shall be true at the time of Closing as though such representations and warranties were made at such time.

(b) Litigation, Material Adverse Change. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit or invalidate the exchange and delivery of the ABTTC Shares to FTER in exchange for the FTER Shares or any other transaction contemplated hereby, or which might affect the right of FTER to own the ABTTC Shares or the Shareholders to own the Shares as contemplated and which, in the judgment of the Shareholders, makes it inadvisable to proceed with the transactions contemplated hereby.

(c) Performance. FTER shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by FTER prior to or at the Closing.

7. CONDITIONS PRECEDENT TO FTER' OBLIGATION TO CLOSE. The obligations of FTER under this Agreement are subject to the fulfillment prior to or at the Closing of each of the following conditions precedent:

(a) Representations and Warranties True at Exchange. As to FTER' obligation to exchange shares as contemplated by this Agreement, the Shareholders' representations and warranties contained in this Agreement shall be true at the time of Closing as though such representations and warranties were made at such time.

(b) Litigation, Material Adverse Change. There shall not be pending or threatened any action or proceeding by or before any court or other governmental body which shall seek to restrain, prohibit or invalidate the exchange and delivery of the FTER Shares to the Shareholders in exchange for the ABTTC Shares or any other transaction contemplated hereby, or which might affect the right of FTER to own the ABTTC Shares or the Shareholders to own the FTER Shares as contemplated and which, in the judgment of FTER, makes it inadvisable to proceed with the transactions contemplated hereby.

(c) Performance. The Shareholders shall have performed and complied with all agreements and conditions required by this Agreement to be performed or complied with by the Shareholders prior to or at the Closing.

8. BROKERAGE. All parties respectively represent and warrant to each other that no person employed a broker relative to this Agreement or the transactions contemplated hereby, and that the Shareholders, on the one hand, and FTER on the other hand, shall indemnify and hold harmless the other from and against any and all commissions, fees or claims of any person employed or retained or claiming to be employed or retained by the other party to bring about, or to represent to such party in, the transactions contemplated hereby.

9. SURVIVAL. All representations, warranties, covenants and agreements made by either party in this Agreement, except as otherwise expressly stated, shall survive Closing.

10. NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if sent by hand, by telegram, successful facsimile transmission or registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by notice given in accordance with this Section 10) upon such hand delivery, upon actual receipt of telegrams, upon such successful facsimile transmission or three business days after so mailing:

If to Shareholders, addressed to:

If to FTER, addressed to:

11. PREFERRED STOCK.

Series B

(a)   Shareholders shall receive Series B Preferred Stock of FTER at a ratio of ten (10) shares of Forterus' Series B Preferred Stock for each share of ABTTC Shares held by such Shareholder for a total of 1,000,000 Series B preferred Stock

(b)   Each share of Series B Preferred Stock shall be entitled to voting rights of 100 per share. These voting rights shall be affected by any reverses or splits of the Company's Common Stock. The Series B Preferred Stock will vote together with the Common Stock and not as a separate class, except as otherwise required by law.

Series C

(a)   Shareholders shall receive Series C Convertible stock of FTER at a ratio of 79.375 shares of Forterus' Series C Preferred Stock for each share of ABTTC Shares held by such Shareholder for a total of 7,937,500 Series C preferred Stock

(b)   The Series C Preferred Stock shall be paid a dividend equal to 6% annually. The dividend shall be paid monthly, in arrears, on the 5th of each month. Such dividends may be payable in Cash or Common Stock at the Company's election. If paid in Common Stock, then the conversion price shall be equal to the market price on the last trading day of the month from such dividend period. For example, if the closing price on June 30, 2009 was $.01 then the dividend payment for June 2009 would be converted at a rate of $.01 per share and paid on July 5, 2009.

(c)   At the election of the Company, the dividend payments may be deferred. If the payments are deferred, then the amount deferred may be issued in cash or stock at a later date. If the amount is paid in stock then the conversion price shall be equal to the conversion price if such amount was not deferred. If the deferred is not paid or converted within thirty (30) calendar days, then the deferred amount shall accrue interest at the rate of 6% per annum until paid.

(d)   Redeemable. FTER shall redeem the Series C Preferred from the Shareholders no later than August 31, 2018. FTER may redeem all or part of the Series C Preferred Stock prior to August 31, 2018.

(e)   The assets of ABBTC and the shares of ABTTC shall be collateral against the redeemable amount of the Preferred Stock. The holders of the Series C Preferred Stock shall have the right to filing UCC against such assets as they deem necessary.

(f)   The Series C Preferred Stock shall have no voting rights unless required by law.

(g)   The holders may convert all or part of the outstanding Series C Preferred Stock into Common Stock at any time. The conversion price shall be equal to the previous trading day's closing price of the Common Stock.

12. DEFAULT. Each of the following events shall be an Event of Default for purposes of this Agreement:

(i) if any representation or warranty made by or on behalf of the Company in or pursuant to this Agreement shall prove untrue or incorrect in any material respect as of the date made; provided, however, that an Event of Default shall not be deemed to have occurred (a) in the fact or circumstances causing such representation or warranty to be untrue or incorrect do not adversely affect the business or financial condition of the Company or the value of any of the Series B Preferred, and (b) only with respect to such facts and circumstances that are susceptible of correction by the Company without materially and adversely affecting the business or financial condition of the Company or the value of Series B Preferred, if such facts or circumstance are corrected within thirty (30) calendar days after written demand for correction to the Company by holder of any series Preferred,

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(ii) if the Company defaults in the due and punctual performance of observance of any covenant or agreement contained in the Agreement and such default continues for a period of fifteen (15) business days after written notice thereof to the Company by the holder of Series B Preferred; provided, however, that an Event of Default shall not deemed to have occurred if, at the end of such 15-day period, the Company advises each holder of Series b Preferred Stock in writing that (a) the Company is diligently attempting to cure such default, (b) the existence of such default is not materially the business or financial condition of the Company and (c) such default is cured within the next 15 calendar days,

(iii) If the Company defaults in the due or punctual performance of observance of any material covenant or agreement in any material note, bond, indenture, loan agreement, mortgage, security agreement or other instrument evidencing or relating to an indebtedness, and such default continues for a period of fifteen (15) business days after written notice thereof to the Company or any other grace or notice period, if any, specified in the agreement.

(iv) if the Company shall dissolve or become insolvent, a voluntary or involuntary petition in bankruptcy or other action concerning creditors rights shall be filed or the Company shall make an assignment for the benefit of creditors.

(v) Company fails to redeem the Series C Preferred Stock in accordance with this Agreement. If such should occur, then the holders of the Series C Preferred Stock shall be entitled to redeem such shares in exchange for the shares of ABTTC.

13. Remedies. Upon the occurrence of an Event of Default, unless such Event of Default shall have been waived or cured, the Company and the holder of the Series C Preferred may engage in good faith negotiations for a period of fifteen (15) business days to either resolve the default or agree upon a price adjustment for the Series C Preferred and the Conversion of shares in order to equitably reflect the Investors damages, or any other appropriate remedy and, if an agreement is not reached within such time the Holders may demand and the Company shall immediately exchange the shares of ABTTC for the then outstanding Series C Preferred Shares in the same ratio that they were received by the Holders of Series C Preferred Stock. In addition, the holders shall have all remedies to which they are legally entitled.

14. UNDERSTANDINGS.

(a) ABTTC currently uses vans to transport clients to the ABTTC office for services, the Company agrees that it will pay off the vans within six (6) months of the closing of this Agreement,

(b) ABTTC also rents houses that are in the name of the some of the Shareholders. The Company agrees that it will enter into 5 year leases for these premises at a rate acceptable between the owner of record and the Company. Additionally, after the term of the lease the Company may purchase the house at the then current market price or the owner of record shall be able to sale the house and any deficit between the original purchase price and the sales shall be borne by the Company, as long as such sale was transacted in good faith and at then current market price of the house.

(c) Wade Mezey and Paul Howarth shall convert into common stock any and all accrued salaries owed by FTER upon closing of this transaction. The conversion price shall be equal to the closing price on the closing date.

(d) Wade Mezey shall resign as CEO and as an officer of FTER. Wade Mezey shall remain as a director of the company and act as its legal counsel.

(e)   Paul Howarth shall be appointed as CEO to replace Wade Mezey.

(f)   Jerrod Menz shall be appointed as Exec. Vice-President and be nominated for the position on the Board of Directors as soon as practicable after the close of this transaction.

(g)   FTER shall issue options to the employees if ABTTC, Inc. to be issued according to Exhibit B to this Agreement.

(h)   This transaction shall close prior to the completion of the Audit of ABTTC, Inc. If the audited financials differ from the unaudited financials in Gross Revenue then the parties agree that such difference shall either increase or decrease the Series C Preferred Shares.

(i)   FTER may, at its election, pay for half of the audit fees of ABTTC, of which ABBTC shall reimburse FTER.

(j)   The parties understand and agree that the Series A Preferred Stock shall be modified to reset the conversion ratio to .40 (10 Preferred Share shall equal 4 shares of common stock) and voting rights shall be one vote per preferred share.

15. BENEFIT. This Agreement shall be binding upon and inure to the benefit of the parties hereto and their respective heirs, personal representatives, successors and assigns.

16. COUNTERPARTS AND FACSIMILE SIGNATURES. This Agreement may be executed simultaneously in two or more counterparts, each of which shall be deemed an original. Signatures transmitted by facsimile shall be considered authentic and legally binding.

17. SEVERABILITY. Should any term, provision or section hereof be held to be invalid, such invalidity shall not affect any other provisions or sections hereof or thereof which can be given effect without such invalid provision or section, all of which shall remain in full force and effect.

18. VARIATIONS IN PRONOUNS. All pronouns and any variations thereof refer to the masculine, feminine or neuter, singular or plural, as the identity of the person or persons may require.

19. DESCRIPTIVE HEADINGS. The descriptive headings of the several sections of this Agreement are inserted for convenience only and do not constitute part of this Agreement.

20. ENTIRE AGREEMENT. This Agreement (including all exhibits and schedules attached hereto) and the collateral agreements and other documents executed in connection with the consummation of the transactions contemplated herein represent the entire agreement and understanding of the parties hereto and supersede all prior and concurrent agreements, understandings, representations and warranties in regard to the subject matter hereof and are hereby incorporated by reference herein, regardless of whether expressly so incorporated elsewhere in this Agreement.

21. GOVERNING LAW, JURISDICTION, REMEDIES. This Agreement shall be interpreted and enforced according to the laws of the State of Nevada without regard to so-called conflict of law provisions. The parties agree that except for injunctive relief which FTER may seek in another jurisdiction that all disputes concerning this Agreement and the transactions contemplated herein shall lay within the exclusive jurisdiction and venue of the state and federal courts sitting in the County of Clark, Nevada.

22. AMENDMENTS AND MODIFICATIONS. No amendments, waivers or modifications hereof shall be made or deemed to have been made unless in writing executed by the party to be bound thereby.

23. FURTHER ACTS. It is hereby acknowledged that this Agreement is a contract legally binding upon the parties hereto. Each party to this Agreement agrees to do, execute, acknowledge and deliver all such further acts, assignments, transfers, assurances, instruments and resolutions that may be reasonably necessary or appropriate to fully effectuate the transactions contemplated in this Agreement.

IN WITNESS WHEREOF, the parties hereto have duly executed this Agreement the day and year first written above.

Forterus, Inc.
a Nevada corporation

By:

ABTTC, Inc. shareholders

X _Paul Howard_

Paul Howarth (30,000 ABTTC Shares)

X

Charles Anderson (30,000 ABTTC Shares) 3,000 *Ch*

X

Jerrod Menz (30,000 ABTTC Shares)

X _Josie Gann_

Josie Gann (10,000 ABTTC Shares) 1,000 *JAt*

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EXHIBIT A

Shareholders	ABTCC Shares
Paul Howarth	30,000
Charles Anderson	30,000
Jerrod Menz	30,000
Josie Gann	10,000